CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

For the three months ended November 30, 2014 and 2013

(Stated in Canadian dollars)

(unaudited)

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Board of Directors of the Company. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditor has not reviewed these interim financial statements, notes to financial statements or the related quarterly Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - stated in Canadian dollars)

		November 30,	August 31,
	Note	2014	2014

ASSETS

Current
Cash	5	$3,811,808	$4,181,474
Amounts receivable	6	208,904	343,205
Marketable securities	7	158,000	160,400
Advances and prepaid expenses	8	46,445	84,176
		4,225,157	4,769,255

Equipment	9	172,987	188,909
Exploration and evaluation assets	10	331,544	316,816

		$4,729,688	$5,274,980

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	11	156,728	208,012

Shareholders' equity
Share capital	12	29,667,503	29,667,503
Stock-based reserve		6,774,198	6,648,899
Warrant reserve		4,074,064	4,074,064
Accumulated other comprehensive loss		(128,243)	(93,808)
Deficit		(35,814,562)	(35,229,690)
		4,572,960	5,066,968

		$4,729,688	$5,274,980
Nature of operations	1
Subsequent events	15

These consolidated interim financial statements were approved for issue by the Audit Committee of the Board of Directors on January 20, 2015.

They are signed on the Company’s behalf by:

“Kenneth Cunningham”	“Ian Slater”
Kenneth Cunningham, Director	Ian Slater, Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(Unaudited - stated in Canadian dollars)

		Three months ended
	Note	November 30, 2014	November 30, 2013
Expenses
Consulting		$30,947	$29,868
Depreciation		14,559	17,497
Directors fees		8,819	7,797
Exploration and evaluation expenditures	10	428,664	642,852
Exploration and evaluation expenditure recoveries	10	(179,928)	(240,355)
Foreign exchange		(10,711)	2,520
Insurance		7,655	11,051
Investor relations		21,165	19,886
Management fees earned		(794)	(396)
Office rent, telephone, secretarial, sundry		21,262	31,273
Professional fees		1,387	1,617
Stock-based compensation	12	125,299	69,523
Travel and business promotion		30,430	43,241
Transfer agent, filing and regulatory fees		4,060	7,423
Wages and benefits		96,237	235,388
		(599,051)	(879,185)

Interest earned		13,002	20,944
Gain / (Loss) on disposal of equipment		1,177	-
Gain / (Loss) on sale of marketable securities	7	-	(38,000)
		14,179	(17,056)
Loss for the period		(584,872)	(896,241)
Unrealized gain (loss) on marketable securities, net of tax effect		(2,400)	34,150
Foreign currency translation differences for foreign operations		(32,035)	(2,575)

Comprehensive loss for the period		$(619,307)	$(864,666)

Basic and diluted loss per common share		$(0.01)	$(0.01)
Weighted average number of common shares outstanding		74,140,252	74,040,252

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - stated in Canadian dollars)

	Three months ended
	November 30, 2014	November 30, 2013
Cash provided from (used for):

Operating activities
Loss for the period	$(584,872)	$(896,241)
Items not affecting cash:
Depreciation	14,559	17,497
Unrealized foreign exchange (gain) loss	(53,337)	(7,864)
Stock-based compensation	125,299	69,523
Loss (gain) on disposal of equipment	(1,177)	-
Loss (gain) on sale of marketable securities	-	38,000
Change in non-cash working capital items:
Amounts receivable	134,301	10,693
Advances and prepaid expenses	37,731	(3,563)
Accounts payable and accrued liabilities	(51,284)	(39,077)
	(378,780)	(811,032)

Investing activities
Exploration and evaluation asset acquisitions	-	(53,100)
Proceeds from sale of equipment	8,580	-
Proceeds from sale of marketable securities	-	2,000
Equipment purchases	(957)	-
	7,623	(51,100)

Effect of foreign exchange on cash	1,491	3,212

Change in cash for the period	(369,666)	(858,920)

Cash, beginning of the period	4,181,474	7,116,543

Cash, end of the period	$3,811,808	$6,257,623

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - stated in Canadian dollars)

			Reserves		Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Stock-based Reserve	Warrant Reserve	Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, August 31, 2013	74,040,252	$29,652,503	$6,535,486	$4,074,064	$(23,224)	$(117,255)	$(32,477,600)	$7,643,974

Stock-based compensation	-	-	69,523	-	-	-	-	69,523
Comprehensive loss for the period	-	-	-	-	(2,575)	34,150	(896,241)	(864,666)
Balance, November 30, 2013	74,040,252	$29,652,503	$6,605,009	$4,074,064	$(25,799)	$(83,105)	$(33,373,841)	$6,848,831

			Reserves		Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Stock-based Reserve	Warrant Reserve	Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, August 31, 2014	74,140,252	$29,667,503	$6,648,899	$4,074,064	$(37,703)	$(56,105)	$(35,229,690)	$5,066,968

Stock-based compensation	-	-	125,299	-	-	-	-	125,299
Comprehensive loss for the period	-	-	-	-	(32,035)	(2,400)	(584,872)	(619,307)
Balance, November 30, 2014	74,140,252	$29,667,503	$6,774,198	$4,074,064	$(69,738)	$(58,505)	$(35,814,562)	$4,572,960

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2014
(Unaudited - stated in Canadian dollars)

1.	NATURE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly-traded company incorporated under the laws of the Province of British Columbia. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The corporate office of the Company is Unit 1 - 15782 Marine Drive, White Rock, B.C., V4B 1E6. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of mineral resource projects in the United States and Colombia. The condensed consolidated interim financial statements of the Company as at and for the three months ended November 30, 2014, comprise the Company and its subsidiaries. The Company is the ultimate parent. The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether any of its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts spent for exploration and evaluation is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The operations of the Company will require various licenses and permits from various governmental authorities which are or may be granted subject to various conditions and may be subject to renewal from time to time. There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. Failure to comply with these conditions may render the licences liable to forfeiture.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Management believes that the Company’s cash on hand at November 30, 2014, is sufficient to finance exploration activities and operations through the next twelve months. The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended August 31, 2014. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2014
(Unaudited - stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar. The functional currency of the Company’s Canadian subsidiaries, Miranda Gold Colombia I, II, IV, and V Ltd., is the Canadian dollar, the functional currency of Rovira Mining Limited (renamed from Miranda Gold Colombia III Ltd.) is the Canadian dollar, and the functional currency of all of the Colombian Branch operations is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

d)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended August 31, 2014.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company as at and for the year ended August 31, 2014.

New standards, interpretations and amendments yet to be effective:

i.	Effective for annual periods beginning on an undetermined date, proposed January 1, 2018.

New standard IFRS 9 Financial Instruments
Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. This standard simplifies the current measurement model for financial instruments under IFRS and establishes two measurement categories for financial assets: amortized cost, and fair value. The existing IAS 39 categories of loans and receivables, held to maturity investments, and available for sale financial assets will be eliminated.

The Company has not early adopted this revised standard and is currently assessing the impact that this standard could have on future financial statements.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2014
(Unaudited - stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of Financial Assets and Financial Liabilities – All financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities, and the classification of the financial instruments is consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2014.

Financial Risk Management - All aspects of the Company’s risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2014.

Fair Value Hierarchy – the Company held marketable securities in Level 1 and Level 2 as at August 31, 2014. During the three months ended November 30, 2014, the Company transferred 100,000 Red Eagle Mining Corporation (“Red Eagle”) shares from level 2 to level 1, as the hold period had expired. The Company also transferred 200,000 Prism Resources Inc. (“Prism”) shares from Level 2 to Level 1 as the hold period had expired.

5.	CASH

	As at November 30, 2014	As at August 31, 2014
Canadian dollar denominated deposits	$3,587,694	$4,017,125
US dollar denominated deposits	85,489	61,901
Colombian Peso denominated deposits held in Colombia	138,625	102,448

Total	$3,811,808	$4,181,474

6.	AMOUNTS RECEIVABLE

	As at November 30, 2014	As at August 31, 2014
Amounts due from the Government of Canada pursuant to HST input tax credits	$2,291	$2,075
Amounts due from funding partners	198,646	332,359
Other amounts receivable	7,967	8,771

Total	$208,904	$343,205

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2014
(Unaudited - stated in Canadian dollars)

7.	MARKETABLE SECURITIES

At November 30, 2014, the Company had the following marketable securities recognized at fair value:

			August 31, 2014	November 30, 2014
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the three month period ended	Accumulated unrealized holding gains (losses)	Fair Value at November 30, 2014
Publicly traded companies:
NuLegacy Gold Corporation (“NuLegacy”)	250,000	$50,313	$(12,813)	$(12,500)	$(25,313)	$25,000
Red Eagle Mining Corporation (“Red Eagle”)	300,000	147,792	(43,292)	5,500	(37,792)	110,000
Prism Resources Inc. (“Prism”)	200,000	18,400	-	4,600	4,600	23,000
		$216,505	$(56,105)	$(2,400)	$(58,505)	$158,000

8.	ADVANCES AND PREPAID EXPENSES

	As at November 30, 2014	As at August 31, 2014
Advances held by employees in the USA	$4,576	$4,349
Advances held by employees and suppliers in Colombia	15,952	18,600
	20,528	22,949
Prepaid expenses in Canada	25,282	34,173
Prepaid expenses in the USA	-	26,291
Prepaid expenses in Colombia	635	763
Total	$46,445	$84,176

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2014
(Unaudited - stated in Canadian dollars)

9.	EQUIPMENT

	Canada	United States			Colombia		TOTAL
	Computer Equipment	Computer Equipment	Furniture and fixtures	Field equipment	Computer Equipment	Field equipment

Cost
At August 31, 2014	$24,324	$219,569	$18,706	$248,293	$83,780	$120,056	$714,728
Assets acquired	-	-	-	-	957	-	957
Assets disposed of	-	-	-	(25,322)	-	-	(25,322)
Foreign exchange adjustment	-	11,451	976	11,627	-	-	24,054
At November 30, 2014	$24,324	$231,020	$19,682	$234,598	$84,737	$120,056	$714,417

Accumulated depreciation
At August 31, 2014	$22,299	$191,035	$14,624	$181,718	$55,332	$60,811	$525,819
Depreciation for the period	141	2,201	210	2,652	3,442	5,913	14,559
Assets disposed of	-	-	-	(18,348)	-	-	(18,348)
Foreign exchange adjustment	-	10,014	768	8,618	-	-	19,400
At November 30, 2014	$22,440	$203,250	$15,602	$174,640	$58,774	$66,724	$541,430

Carrying amounts
At August 31, 2014	$2,025	$28,534	$4,082	$66,575	$28,448	$59,245	$188,909

At November 30, 2014	$1,884	$27,770	$4,080	$59,958	$25,963	$53,332	$172,987

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2014
(Unaudited - stated in Canadian dollars)

10.	EXPLORATION AND EVALUATION ASSETS

Miranda acquires mineral properties through application, staking and from third party vendors, some of which are subject to a net smelter return royalty (“NSR”) or underlying lease payments. Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests and cash, and share based payments.

Miranda cannot guarantee title to all of its exploration and evaluation assets as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers and title may be affected by undetected defects. Certain of the mineral rights held by Miranda are held under applications for mineral rights, and until final approval of such applications is received, Miranda’s rights to such mineral rights may not materialize, and the exact boundaries of Miranda’s properties may be subject to adjustment.

Exploration and evaluation assets at November 30, 2014, are as follows:

	August 31, 2014	Additions	Recoveries	Write-off of assets	Effect of movement in exchange rates	November 30, 2014
Nevada:
Iron Point	$52,979	$-	$-	$-	$2,762	$55,741
Kibby Flat	10,189	-	-	-	531	10,720
Mustang	56,184	-	-	-	2,930	59,114
Red Canyon	-	-	-	-	-	-
Red Hill	-	-	-	-	-	-
	119,352	-	-	-	6,223	125,575
Alaska:
Willow Creek	163,095	-	-	-	8,505	171,600

Colombia:
Cerro Oro	-	-	-	-	-	-
Minagrande	15,555	-	-	-	-	15,555
Oribella	18,814	-	-	-	-	18,814
Pavo Real	-	-	-	-	-	-
	34,369	-	-	-	-	34,369
	$316,816	$-	$-	$-	$14,728	$331,544

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2014
(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

Details on the Company’s exploration and evaluation assets and expenditures are found in Note 10 of the August 31, 2014, consolidated financial statements and only material differences to those agreements or new agreements are noted herein.

Exploration and evaluation expenditures

Exploration and evaluation expenditures recorded in the condensed consolidated interim statements of comprehensive loss for the three month period ended November 30, 2014, and 2013 are as follows:

	Three months ended November 30, 2014			Three months ended November 30, 2013
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wing	$-	$-	$-	$29,802	$(28,347)	$1,455
Big Blue	13,467	-	13,467	51,557	-	51,557
East Spruce	-	-	-	10,803	-	10,803
General exploration	3,755	-	3,755	36,386	-	36,386
Iron Point	14,812	-	14,812	50,567	-	50,567
Kibby Flat	7,222	-	7,222	33,844	-	33,844
Mustang	12,776	-	12,776	29,334	-	29,334
Red Canyon	-	-	-	468	-	468
Red Hill	14,821	-	14,821	13,157	-	13,157
Redlich	-	-	-	12,075	-	12,075
	66,853	-	66,853	267,993	(28,347)	239,646

Alaska:
Willow Creek	57,917	(57,917)	-	64,774	-	64,774

Colombia:
Alliance expenditures	153,774	(107,642)	46,132	302,869	(212,008)	90,861
General exploration	135,751	-	135,751	7,216	-	7,216
Prism Option	14,369	(14,369)	-	-	-	-
	303,894	(122,011)	181,883	310,085	(212,008)	98,077

Total	$428,664	$(179,928)	$248,736	$642,852	$(240,355)	$402,497

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2014
(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

a)	Willow Creek, Willow Creek mining district, Alaska

On November 15, 2013, Miranda entered into an 80-year mining lease for the Willow Creek property with Alaska Hardrock Inc. The Willow Creek Project consists of certain patented lode mining claims and State of Alaska lode mining claims. The terms of the lease require minimum annual lease payments of the greater of US$150,000 or the calculated production royalty according to the agreement, to be made on each January 15. The property is subject to various NSR’s to various holders, the amounts of which are dependent on the price of gold, however, in aggregate would not exceed 5.8%.

Lease Due Dates	Minimum payment to Lessor US$
November 15, 2013 (paid)	50,000
January 15, 2014 (paid)	100,000
January 15, 2015 (paid)	150,000
January 15, 2016 and each year thereafter for the term of the lease	150,000

The Company signed a definitive agreement to joint venture (“Agreement”) with Gold Torrent, Inc. (“Gold Torrent”) on its Willow Creek project in Alaska. The Agreement replaces the letter of intent announced on August 6, 2014.

The principal terms of the Agreement are based on the Rocky Mountain Mineral Law Foundation form of Limited Liability Company agreement. Pursuant to the terms of the Agreement:

•	Gold Torrent will be the operator of the joint venture (“JV”);

•
Gold Torrent will sole fund the first US$10 million (cumulative "Earn-In Amount") of expenditures on the JV to incrementally earn a 70% interest in the JV at which time Miranda will have a 30% interest in the JV;

•	The parties will proportionately fund any capital expenditures in excess of US$10 million ("Excess Capital"); and

•
Miranda will receive 10% of the distributable cash flow until Gold Torrent is repaid its Initial Capital; Miranda will then receive 20% of the distributable cash flow until Gold Torrent is repaid its share of Excess Capital; and finally, Miranda will receive 30% of the distributable cash flow thereafter.

The term of the Agreement begins on November 5, 2014, and continues to and until the first anniversary of the effective date, unless sooner accelerated, terminated or extended as provided in the Agreement.

If Gold Torrent completes the initial earn-in obligation (the “Initial Earn-In Obligation”) of US$1,070,000 by November 5, 2015, Gold Torrent shall have the option to enter the joint venture in accordance with the Agreement. On Gold Torrent’s payment and performance of the Initial Earn-In Obligation and its election to exercise the option to acquire a vested undivided twenty percent (20%) in the Willow Creek Project, Miranda and Gold Torrent will execute and deliver to each other a definitive mining venture agreement for the formation of the joint venture based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5 Development and Mining Limited Liability Company Agreement (“Mining Venture Agreement”) which shall incorporate the terms and conditions in the Agreement. The Mining Venture shall be an Alaska limited liability company.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2014
(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

a)	Willow Creek, Willow Creek mining district, Alaska (continued)

Earn-In Deadline	“Earn-In Amount”	Cumulative “Earn-In Amount”	Participating Interest
November 5th, 2015	US$ 1,070,000	US$ 1,070,000	20%
November 5th, 2016	US$ 2,440,000	US$ 3,510,000	45%
November 5th, 2017	US$ 6,490,000	US$10,000,000	70%

If Gold Torrent earns an undivided 70% interest in the Joint Venture, Gold Torrent shall be entitled to recoup on an accelerated basis from the Joint Venture’s distributable cash, Gold Torrent’s Initial Earn-In Obligation and Additional Earn-In amounts (collectively the “Earn-In Amount”) and the amount of Gold Torrent’s actual contributions to the Joint Venture in excess of the required cumulative Earn-In Amount (the “Excess Amount”). Gold Torrent shall recoup the Earn-In Amount from 90% of the Joint Venture’s distributable cash and the ten percent (10%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the cumulative Earn-In Amount, Gold Torrent shall recoup the Excess Amount from eighty percent (80%) of the Joint Venture’s distributable cash until Gold Torrent has recouped the Excess Amount in its entirety and the twenty percent (20%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount and the Excess Amount, the Joint Venture’s distributable cash shall be distributed 70% to Gold Torrent and 30% to Miranda, respectively.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at November 30, 2014	As at August 31, 2014
Trade and other payables in Canada	$54,438	$53,815
Trade and other payables in the USA	22,623	83,332
Trade and other payables in Colombia	79,667	36,092
Amounts payable and accrued liabilities to related parties	18,872	34,773
Total	$156,728	$208,012

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2014
(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

Fiscal 2015

There were no share issuances during the three-month period ended November 30, 2014.

Fiscal 2014

There were no share issuances during the three-month period ended November, 2013.

c)	Stock Options Outstanding:

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants. The vesting terms of each stock option grant is determined by the Board of Directors at the time of the grant.

The continuity for stock options for the three-month period ended November 30, 2014, is as follows:

Expiry date	Exercise price	Balance, August 31, 2014	Granted	Exercised	Expired	Balance, November 30, 2014
September 26, 2015	$0.560	1,435,000	-	-	-	1,435,000
December 1, 2015	$0.690	50,000	-	-	-	50,000
October 21, 2016	$0.400	1,510,000	-	-	-	1,510,000
September 24, 2017	$0.305	1,345,000	-	-	-	1,345,000
October 17, 2018	$0.155	1,142,500	-	-	(50,000)	1,092,500
September 3, 2019	$0.150	-	1,340,000	-	-	1,340,000
		5,482,500	1,340,000	-	(50,000)	6,772,500

Weighted average exercise price		$0.370	$0.150	$-	$0.155	$0.328

As at November 30, 2014, the weighted average remaining contractual life of the options outstanding was 2.7 years.

As at November 30, 2014, all of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.33. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at November 30, 2014, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of November 30, 2014, being $0.10.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2014
(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

d)	Stock-Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.

Fiscal 2015

During the three-month period ended November 30, 2014, the Company recorded $125,299 in stock-based compensation expense for options vesting in the period as follows:

a)	vesting portion of options granted October 17, 2013, of $7,530; and
b)	vesting of the 1,340,000 options granted September 3, 2014 of $117,769.

The fair value of the 1,340,000 options granted on September 3, 2014, was determined using a risk free interest rate of 1.45%, an expected volatility ranging from 84.03% to 84.67%, an expected life of ranging from 3.81 to 3.97 years, and an expected dividend of zero for a total fair value of $117,769 or $0.088 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

Fiscal 2014

During the three month period ended November 30, 2013, the Company recorded $69,523 in stock-based compensation expense for options vesting in the period as follows:

c)	vesting portion of options granted October 17, 2013, of $58,853; and
d)	vesting portion of options granted September 24, 2012, of $10,670.

The fair value of the 1,142,500 options granted on October 17, 2013, was determined using a risk free interest rate of 1.73%, an expected volatility ranging from 79.34% to 85.25%, an expected life of ranging from 3.81 to 4.97 years, and an expected dividend of zero for a total fair value of $110,273 or $0.097 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the three months ended November 30, 2014, is as follows:

Expiry date	Exercise price	Balance, August 31, 2014	Issued	Exercised	Expired	Balance, November 30, 2014
December 19, 2017	$0.375	20,835,800	-	-	-	20,835,800
		20,835,800	-	-	-	20,835,800

Weighted average exercise price		$0.375	$-	$-	$-	$0.375

On December 16, 2014, the Company amended the price escalation of the outstanding share purchase warrants. The original terms of the warrants required that the exercise price of $0.375 would increase to $0.50 on December 19, 2014, and remain at that price until expiry. The Company amended the warrant exercise price so it would remain at $0.375 until expiry. In addition, the original terms of the warrants contained an escalated and accelerated expiry based on a 20-day volume weighted average price model which was also amended so as to remain at $0.50 for the life of the warrants.

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2014
(Unaudited - stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited	Consulting as CFO, corporate compliance services,
and financial reporting
Mine Development Associates	Geology & geo-technical consulting

The Company incurred the following fees in the normal course of operations in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

Three months ended	November 30, 2014	November 30, 2013
Consulting fees	$30,947	$29,757
Office and general expenses	1,640	1,005
Total	$32,587	$30,762

Advances held by related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11.

A director and officer of the Company holds a 10% interest in Nevada North Resources (USA) Inc.’s interest in the Red Hill property lease.

The Company and Red Eagle are related parties in that they have directors in common, being Ken Cunningham and Ian Slater.

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed in Note 13(a), during the nine-month period ended November 30, 2014, and 2013 were as follows:

Three months ended	November 30, 2014	November 30, 2013
Consulting fees	$30,947	$29,757
Wages, benefits, and directors fees (1)	113,069	102,945
Stock-based compensation	87,747	46,394
Total	$231,763	$179,096

(1) – a portion of Joseph Hebert’s salary is included in exploration and evaluation expenditures

Miranda Gold Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2014
(Unaudited - stated in Canadian dollars)

14.	SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: Nevada and Alaska projects in the United States; and projects in Colombia.

Notes 9 and 10 provide disclosure as to the geographic location of equipment; the exploration and evaluation assets; and geographical exploration expenditures.

15.	SUBSEQUENT EVENTS

Subsequent to November 30, 2014, the Company:

a)	on December 2, 2014, recorded the expiration of 370,000 stock options due to the retirement of a director; and

b)
on December 17, 2014, revised the terms of the 20,835,800 share purchase warrants outstanding whereby the exercise price would remain at $0.375, and the accelerated expiry trigger price would remain at a volume weighted average trading price (“VWAP”) of $0.50 through to the expiry of the warrants on December 19, 2017.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014

The following is management’s discussion and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and related notes thereto for the three months ended November 30, 2014 (the “Financial Report”), and with the audited financial statements for the years ended August 31, 2014, and 2013 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Financial Report prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The MD&A contains information to January 20, 2015.

Overall Performance

Description of Business and Overview of Projects

Miranda is an exploration company active in Nevada, Alaska and Colombia with an emphasis on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.

The highlights of the Company’s activities in the three months ended November 30, 2014, and up to the date of this MD&A, include:

•
On October 23, 2014, the Company filed an National Instrument 43-101 compliant technical report supporting the independently estimated initial resource for the Coleman deposit within the Company’s Willow Creek project, Alaska;

•	Effective November 5, 2014, the Company and Gold Torrent, Inc. (“Gold Torrent”) entered into a definitive agreement on the Willow Creek project in Alaska; and

•
On December 16, 2014, the Company amended the price escalation of the outstanding share purchase warrants. The original terms of the warrants required that the exercise price of $0.375 would increase to $0.50 on December 19, 2014, and remain at that price until expiry. The Company amended the warrant exercise price so it would remain at $0.375 until expiry. In addition, the original terms of the warrants contained an escalated and accelerated expiry based on a 20-day volume weighted average price model which was also amended so as to remain at $0.50 for the life of the warrants.

Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2014

Alaska – Willow Creek project

The Company has filed an NI 43-101 compliant technical report supporting the independently estimated initial resource for the Coleman deposit within the Company’s Willow Creek project, Alaska.

As announced on September 11, 2014, the highlights of the estimate are:

•
Measured and Indicated resource of 62,100 troy ounces gold contained in 78,700 tonnes at an average grade of 24.6 grams per tonne using a cutoff of 7.0 grams per tonne. An additional 4,100 troy ounces contained in 5,300 tonnes at an average grade of 24.2 grams per tonne are reported using a cutoff of 7.0 grams per tonne in the Inferred category;

•	Resource estimate is for the upper Coleman deposit and is based on assays from 132 diamond core holes that were drilled from the surface between 2005-2009;

•	The resource is up-dip of the historic Coleman workings within veins that vary in thickness from 0.25 to 3.5m and average 0.83m;

•	The resource is very compact with dimensions of approximately140m by 182m;

•	There is good potential to increase the size of the deposit by exploring areas down-dip, and both east and west along strike of the Coleman deposit;

•	The resource occurs on patented claims with permits to be issued by the State of Alaska; and

•	The Willow Creek project lies 60 kilometers north of Anchorage with direct access by 166 kilometers of well-maintained roads.

The report is titled “Technical Report on the Willow Creek Project” prepared by Dave Linebarger of Linebarger Consulting LLC with an effective date of July 1, 2014, and is available on SEDAR and also on the Company’s website.

Project Details

At Willow, gold is found in low-sulfide mesothermal quartz veins within an east-west, shallow, north-dipping, shear zone. The Willow Creek project is held by Miranda under an 80-year lease from Alaska Hardrock Inc. and lies approximately 166 km north of Anchorage by road. The project area is east of the town of Willow and can be accessed by a well maintained gravel road. The project covers the majority of the historical Willow Creek mining district and contains 75 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 8,700 acres (3,520 hectares). Numerous historical mines occur on the property including the Lucky Shot, Coleman, War Baby, Nippon and Gold Bullion Mines. Gold is commonly coarse and associated with banded tellurides and minor sulfide.

Historic production from land controlled by Miranda is estimated at greater than 500,000 ounces at 1.2 oz Au/t (41.14 g Au/t), primarily from three closed-spaced mines developed on the Lucky Shot vein. Miranda thinks that other high-grade mineralized shoots are likely to occur near other historic mines.

Definitive Agreement with Gold Torrent

The Company signed a definitive agreement to joint venture (“Agreement”) with Gold Torrent on its Willow Creek project in Alaska, effective November 5, 2014. The Agreement replaces the letter of intent announced on August 6, 2014.

Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2014

The principal terms of the Agreement are based on the Rocky Mountain Mineral Law Foundation form of Limited Liability Company agreement.

Pursuant to the terms of the Agreement:

•	Gold Torrent will be the operator of the joint venture (“JV”);

•
Gold Torrent will sole fund the first US$10 million (cumulative "Earn-In Amount") of expenditures on the JV to incrementally earn a 70% interest in the JV at which time Miranda will have a 30% interest in the JV;

•	The parties will proportionately fund any capital expenditures in excess of US$10 million ("Excess Capital"); and

•
Miranda will receive 10% of the distributable cash flow until Gold Torrent is repaid its Initial Capital; Miranda will then receive 20% of the distributable cash flow until Gold Torrent is repaid its share of Excess Capital; and finally, Miranda will receive 30% of the distributable cash flow thereafter.

The term of the Agreement begins on November 5, 2014, and continues to and until the first anniversary of the effective date, unless sooner accelerated, terminated or extended as provided in the Agreement.

If Gold Torrent completes the initial earn-in obligation (the “Initial Earn-In Obligation”) of US$1,070,000 by November 5, 2015, Gold Torrent shall have the option to enter the joint venture in accordance with the Agreement. On Gold Torrent’s payment and performance of the Initial Earn-In Obligation and its election to exercise the option to acquire a vested undivided twenty percent (20%) in the Willow Creek Project, Miranda and Gold Torrent will execute and deliver to each other a definitive mining venture agreement for the formation of the joint venture based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5 Development and Mining Limited Liability Company Agreement (“Mining Venture Agreement”) which shall incorporate the terms and conditions in the Agreement. The Mining Venture shall be an Alaska limited liability company.

Earn-In Deadline	“Earn-In Amount”	Cumulative “Earn-In Amount”	Participating Interest
November 5th, 2015	US$ 1,070,000	US$ 1,070,000	20%
November 5th, 2016	US$ 2,440,000	US$ 3,510,000	45%
November 5th, 2017	US$ 6,490,000	US$10,000,000	70%

If Gold Torrent earns an undivided 70% interest in the Joint Venture, Gold Torrent shall be entitled to recoup on an accelerated basis from the Joint Venture’s distributable cash, Gold Torrent’s Initial Earn-In Obligation and Additional Earn-In amounts (collectively the “Earn-In Amount”) and the amount of Gold Torrent’s actual contributions to the Joint Venture in excess of the required cumulative Earn-In Amount (the “Excess Amount”). Gold Torrent shall recoup the Earn-In Amount from 90% of the Joint Venture’s distributable cash and the ten percent (10%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the cumulative Earn-In Amount, Gold Torrent shall recoup the Excess Amount from eighty percent (80%) of the Joint Venture’s distributable cash until Gold Torrent has recouped the Excess Amount in its entirety and the twenty percent (20%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount and the Excess Amount, the Joint Venture’s distributable cash shall be distributed 70% to Gold Torrent and 30% to Miranda, respectively.

Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2014

Gold Torrent plans to fast track the Coleman into production; and conduct aggressive underground exploration during construction and production in order to significantly expand the resource. Numerous historic high-grade drill intercepts suggest extensions of mineralization below the Coleman; down dip extensions of the Lucky Shot Mine; and significant potential in the Murphy zone. These areas adjoin the Coleman and could be rapidly brought into a mine plan.

Recent soil and rock sampling undertaken between the Murphy vein and the Gold Bullion Mine, 2 kilometers (1.25 miles) distant, indicate multiple parallel veins in an area that has received no modern exploration. If confirmed by trenching and drilling, these veins could be delineated and potentially mined simultaneously with the Coleman area to significantly increase the initial production profile.

Gold Torrent will now initiate discussions with the permitting agencies as well as all other stakeholders affected by the development of the Willow Creek project. By utilizing pre-existing roads, tunnels, and off-site processing, the operation will have a small visual and physical impact in the surrounding area.

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Joseph Hebert, B.S.Geo. C.P.G., a Qualified Person as defined by National Instrument 43-101.

Results of Operations for the three months ended November 30, 2014 and 2013

The Company incurred a loss of $584,872 in the three months ended November 30, 2014 (November 30, 2013 - $896,241).

Significant cash expenditure differences between the periods include:

•
Exploration and evaluation expenditures in Nevada, Alaska and Colombia are detailed in Note 10 to the Financial Report. Exploration expenditures in the current three-month period were $428,664 with $179,928 of recoveries from funding partners for a net expenditure of $248,736. This compares to $642,852 with $240,355 of recoveries from funding partners for a net expenditure of $402,497 in the three months ended November 30, 2013;

•
Investor relations, travel and business promotion totaled $51,595 (2013 - $63,127). The investor relations program in fiscal 2015 continues to be curtailed (November 30, 2014 - $21,165 vs. November 30, 2013 - $19,886), but still does include: attendance at selected conferences; news releases; presentations and one-on-one meetings with brokers and analysts; media relations; corporate relations; web site maintenance; and responses to inquiries;

•	Office rent, telephone, secretarial, and sundry costs totaled $21,262 (2013 - $31,273). This decrease is due to the staff reductions and office consolidation in the Elko, Nevada exploration office.

•
Wages and benefits totaled $96,237 for the three months ended November 30, 2014, (2013 - $235,388). This $139,151 variance is due to the termination benefit costs for the staff reductions in Elko, Nevada that occurred in the first quarter of 2014.

Non-cash expenditures for the three months ended November 30, 2014, include:

•
Stock-based compensation $125,299 (2013 - $69,523). The increase in fiscal 2015 is due to the granting of 1,340,000 stock options this fiscal year with immediate vesting, and an average grant-date fair value of $110,273 (average $0.097 per option); while in fiscal 2014, the $69,523, in part, represents the granting of 1,575,000 stock options with a grant-date fair value of $308,321 (average $0.196 per option) and the requisite vesting of those options. The 2014 grant of options vested as to 50% on grant, and 50% one year from grant, while the 2015 grant vested immediately.

Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2014

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	November 30, 2014 $	August 31, 2014 $	May 31, 2014 $	Feb 28, 2014 $	Nov 30, 2013 $	August 31, 2013 $	May 31, 2013 $	Feb 28, 2013 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	(584,872)	(627,848)	(654,947)	(571,876)	(896,241)	(852,548)	(566,055)	(734,276)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact. The Company currently defers its mineral property acquisition costs. The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the level of exploration undertaken.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the option to joint venture business model to its operations. Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement. It then seeks partners to option to joint-venture its projects in order to have those partners fund the exploration of the project to earn an interest. In some agreements the Company receives common stock and/or cash option payments as a portion of the partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses. Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses. The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2015 fiscal year with cash of $4,181,474. In the three months ended November 30, 2014, the Company expended $378,780 on operating activities; received $7,623 on investing activities, with a $1,491 positive effect of foreign exchange on cash, to end on November 30, 2014, with $3,811,808 in cash.

Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2014

At the date of this MD&A, the Company has 6,402,500 stock options outstanding, all of which are exercisable, and 20,835,800 outstanding share purchase warrants. Additional cash would be raised if stock option and share purchase warrant holders choose to exercise these instruments. None of these securities are currently “in-the-money”.

The Company has sufficient cash to meet its obligations as they come due beyond the next twelve months.

Transactions with Related Parties

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited	Consulting as CFO, corporate compliance services,
and financial reporting
Mine Development Associates	Geology & geo-technical consulting

The Company incurred the following fees in the normal course of operations in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

Three months ended	November 30, 2014	November 30, 2013
Consulting fees	$30,947	$29,757
Office and general expenses	1,640	1,005
Total	$32,587	$30,762

Advances held by employees in the USA at November 30, 2014, amounted to $4,576 (August 31, 2014 - $4,349) and accounts payable and accrued liabilities to related parties at November 30, 2014, amounted to $18,872 (August 31, 2014 - $34,773).

A director and officer of the Company holds a 10% interest in Nevada North Resources (USA) Inc.’s interest in the Red Hill property lease.

The Company and Red Eagle Mining Corporation are related parties in that they have directors in common, being Ken Cunningham and Ian Slater.

Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2014

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed above, during the nine months ended November 30, 2014 and 2013 were as follows:

Three months ended	November 30, 2014	November 30, 2013
Consulting fees	$30,947	$29,757
Wages, benefits, and directors fees (1)	113,069	102,945
Share based compensation	87,747	46,394
Total	$231,763	$179,096

(1) – a portion of Joseph Hebert’s salary is included in exploration and evaluation expenditures

Future Canadian Accounting Standards

Refer to Note 3 of the Financial Report. The Company has not applied any of the future and revised IFRS detailed therein, all of which have been issued but are not yet effective at the date of this MD&A.

Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	November 30, 2014	August 31, 2014
Cash	FVTPL	$3,811,808	$4,181,125
Amounts receivable	Loans and receivables	208,904	343,205
Marketable securities	Available-for-sale	158,000	160,400
Advances	Loans and receivables	20,528	22,949
Accounts payable and accrued liabilities	Other liabilities	(156,728)	(208,012)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2014

Fair value of marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at November 30, 2014
	Level 1	Level 2	Level 3
Cash	$3,695,870	$-	$-	$3,695,870
Available-for-sale securities	158,000	-	-	158,000
Total	$3,853,870	$-	$-	$3,853,870

Risk management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

Credit Risk
Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, receivables, and balances receivable from the government. The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk
Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations. All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next sixty days.

Market Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)
Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and short-term investments and on the Company’s obligations are not considered significant.

(b)
Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in the USA and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations. Management believes the foreign exchange risk related to currency conversions are minimal and therefore, does not hedge its foreign exchange risk.

Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2014

Balances at November 30, 2014, are as follows:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	74,728	269,173,937	224,114
Amounts receivable	173,642	-	198,646
Advances and deposits	4,000	30,975,572	20,528
	252,370	300,149,509	443,288
Accounts payable and accrued liabilities	(40,1570)	(108,632,264)	(101,886)
Net foreign currency monetary assets	212,213	191,517,245	341,402

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $34,100 in the period.

(c)
Commodity Price Risk: While the value of the Company’s mineral resource properties are related to the price of gold and the outlook for this mineral, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect to its operational activities.

Historically, the price of gold has fluctuated significantly and is affected by numerous factors outside of the Company’s control, including but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Miranda Gold Corp.
Management Discussion and Analysis
for the three months ended November 30, 2014

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which a combination of experience, knowledge, and careful evaluation may fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities require significant cash expenditures. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Information concerning risks specific to the Company and its industry, which are required to be included in this MD&A are incorporated by reference to the Company’s Annual Information Form filed on Form 20-F for the year ended August 31, 2014, dated as of December 16, 2014, in the section entitled “ITEM 3 KEY INFORMATION, D. Risk Factors”.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration and evaluation assets are described in Note 10 to the Financial Report.

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance as at November 30, 2014	74,140,252	20,835,800	6,772,500
Expiry of options	-	-	(370,000)
Balance as of the date of this MD&A	74,140,252	20,835,800	6,402,500

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.